UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated June 7, 2011, reporting a private placement of ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: June 7, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Announces A Private Placement
of Ordinary Shares

Tel Aviv, Israel– June 7, 2011 - Top Image Systems Ltd. (TIS) (NASDAQ: TISA), a leading ECM (Enterprise Content Management) solutions provider, today announced it has entered into a definitive agreement for the private placement of $2,850,000 of ordinary shares of the Company at a purchase price of $2.00 per share to accredited investors.

The investors will also receive 25% warrant coverage to purchase up to 356,250 ordinary shares with an exercise price of $2.20 per share, subject to customary adjustments. The warrants will not be exercisable for 6 months following the closing and may be exercised for five years thereafter.

The offering is expected to close June 10, 2011, subject to customary closing conditions. TIS expects the net proceeds to be approximately $2,680,000 after deducting the placement agent fees and the costs associated with the offering.

“We believe the Company’s cash flow position will be significantly enhanced through the combination of our enhanced operating results and this private placement,” commented Dr. Ido Schechter, CEO of TIS. “With the capital raised from this placement, Top Image Systems has the ability to continue to implement its strategy.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws. The Company has agreed to file a resale registration statement covering the shares and warrant shares sold to the investors.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (NASDAQ:RODM - News) acted as the exclusive placement agent for the transaction.

About Top Image Systems (TIS)
Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators and strategic partners. Visit the company's website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intend,” “project,” “believe,” “plan” or similar expressions identify some, but not all, of these forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks associated with the private placement, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. TIS wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  TIS is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Dana Rubin
Director of Corporate Marketing and Investor Relations
dana.rubin@topimagesystems.com
+972 3 767 9114